UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other news

OTHER NEWS

Sub: Disclosure under Indian Listing Regulations

The Bank has made the below announcements to the Indian stock exchanges:

Securities and Exchange Board of India (SEBI) has, vide its letter dated June 1, 2026 (received on June 2, 2026 at 3.55 p.m.), issued  a warning letter to the ICICI Bank Limited (the Bank) as a Custodian for permitting one Foreign Portfolio Investor (FPI) to repatriate the funds prior to the completion of the committed retention period under Voluntary Retention Route in violation of the Reserve Bank of India Master Direction dated January 7, 2025 and SEBI (Foreign Portfolio Investors) Regulations, 2019. There is no material impact on the financial, operations or other activities of the Bank. The disclosure could not be submitted within the prescribed timeline due to an inadvertent internal delay.

Please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: June 4, 2026	By:	/s/ Prachiti D. Lalingkar
			Name :	Prachiti D. Lalingkar
			Title :	Company Secretary